EXHIBIT 16.1

December 16, 2009

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated December 16, 2009, of Alesco Financial Inc. and are in agreement with the statements contained in the 3rd paragraph on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the 3rd paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2008 financial statements.

/s/ Ernst & Young LLP